FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2016

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

BUENAVENTURA ANNOUNCES SEPARATION OF CHAIRMAN AND CEO ROLES

Lima, Peru, December 05, 2016 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded precious metals mining company, today announced that in the interest of the Company’s best practices of corporate governance, its Board of Directors has decided to separate the Chairman and CEO roles, as it was mentioned during the last conference call (October 27, 2016). Thereby, the Board has accepted the resignation of Mr. Roque Benavides (62) as the Company's Chief Executive Officer, effective January 2, 2017. Mr. Benavides will remain as Chairman of the Board of Buenaventura and continue collaborating with the company.

The Board of Directors appointed Mr Victor Gobitz (52) as the new Chief Executive Officer of Buenaventura, effective January 02, 2017.

During his twenty five-year career in the mining industry, Mr. Víctor Gobitz has held senior leadership positions with industry-leading mining companies in Peru, Chile, Brazil and Canada. He was COO of Sociedad Minera El Brocal and is well known in our organization. He has served as CEO of Compañia Minera Milpo and other mining companies. Mr. Gobitz has a degree in Mining Engineering by the Pontificia Universidad Catolica del Peru, received an MBA from the Escuela de Administracion de Negocios (Universidad ESAN) and he has executive education from Wharton and Kellogg business schools.

"Separating again the role of Chairman of the Board and Chief Executive Officer for Buenaventura is consistent with our Company’s efforts to ensure we maintain the best practices of corporate governance throughout our organization. I have thoroughly enjoyed my years as executive of Buenaventura and appreciate the support from our Board, shareholders, employees and business partners. I have tremendous respect for Víctor; under his leadership we will continue working towards excellence with considerable mining industry experience. I am confident that our management team is highly motivated to build upon our success in the years ahead.

I will continue as Chairman of the Board supporting the new CEO and the generational transition that this appointment represents." said Mr. Benavides.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal (61.29%), La Zanja (53.06%) and Coimolache (40.10%) and is developing the wholly owned Tambomayo Project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2015 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts in Lima

Carlos Galvez, Chief Financial Officer

Tel (511) 419 2540

Daniel Dominguez, Manager of Financial Planning and Investor Relations

Tel (511) 419 2591

daniel.dominguez@buenaventura.pe

Rodrigo Echecopar, Investor Relations Coordinator

Tel (511) 419 2609

rodrigo.echecopar@buenaventura.pe

Contacts in New York

Maria Barona - Rafael Borja

i-advize Corporate Communications

Tel (212) 406 3691 - 3693

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date:December 5, 2016